

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

      Re: PetroChina Company Limited
               Form 20-F for Fiscal Year Ended December 31, 2009
               File No. 1-15006

Dear Mr. Jiemin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Risk Factors, page 12

CNPC may choose to undertake, without our involvement…., page 14

1.   We note your disclosure that CNPC's overseas asset portfolio includes oil and gas development projects in Iran and Sudan. In future filings, please also disclose that CNPC conducts business in Cuba and Syria, also identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. sanctions, as stated in your in May 28, 2010 letter to the staff.

Exploring for, producing and transporting crude oil…., page 14

2.   We note your risk factor which specifies that in exploring for, producing and transporting crude oil and natural gas and producing refined products and chemical products, you have experienced accidents that have caused property damage and personal injuries and death.

Please clarify which accidents you are referencing and how you considered disclosure of the specifics of such events in your filing.

Internal Controls Over Reserve Estimates, page 25

3.   We note your disclosure that the leader of the reserve assessment directing team is responsible for the formulation of reserve development strategies; arrangement of annual reserves; and review of the reserve assessment results. Please disclose the qualifications of this individual. Refer to Item 1202(a)(7) of Regulation S-K.

Reserve Table, page 26

4.   Please tell us how you considered disclosing the material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. If applicable, explain the reasons why your undeveloped reserves remain undeveloped for five years or more after disclosure as undeveloped reserves. Refer to Item 1203(b-d) of Regulation S-K.

Exploration and Development, page 28

5.   Please tell us how you considered disclosing your present activities, including the number of wells in the process of being drilled, as required by Item 1206(a-d) of Regulation S-K.

Oil and Gas Properties, page 29

6.   If applicable, disclose the number of wells with multiple completions. Refer to Item 1208(c)(1) of Regulation S-K.

Operating Results, page 62

Year Ended December 31, 2009 Compared to Year Ended December 31, 2009, page 63

Consolidated Results of Operations, page 63

7.   We note your tabular disclosure which indicates that volumes of crude oil sold in 2009 increased 39% to approximately 54 million tons. Further, your tabular disclosure on page 30 reflects a marginal decrease in your 2009 annual crude oil production. Please clarify how you were able to sell more crude oil than you produced. For example, if you purchased crude oil from a third party for resale to your customers, please disclose this fact pattern in your filing. In addition, tell us and disclose how the company determines product mix and specify if there are factors other than maximizing profits in deciding which products to produce and sell.

Exploration and Production, page 65

8.   We note that your operating expenses decreased in 2009 primarily due to a decrease in the purchase costs of imported crude oil. Please clarify why your Exploration and Production segment purchases crude oil in addition to quantities produced. In doing so, please tell us if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. Refer to Item 1207 of Regulation S-K.

Long-Term Contractual Obligations and Other Commercial Commitments and Payment Obligations, page 74

9.   Please tell us how you considered including interest payments related to your debt in your contractual obligations table. See footnote 46 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, for guidance.

Commodity Price Risk, page 111

10.   We note your disclosure that other than certain subsidiaries of your company, you generally do not use any derivative instruments to evade price risk. Please tell us and disclose the nature and terms of derivative instruments transacted by certain of your subsidiaries.

(f) Property, plant and equipment, page F-10

11.   Please tell us and disclose how you account for turnaround costs associated with maintenance of your refineries.

Note 16 Property, Plant and Equipment, page F-25

12.   We note you carry your property, plant, and equipment based on the revaluation model described in IAS 16. We also note the most recent valuations you undertook for various classes of assets were performed between 1999 and 2006, but, in the intervening years, your directors review the carrying values of property, plant, and equipment, and make adjustments if the carrying values differ materially from their respective fair values. Please tell us the following:
    •   Clarify for us how you considered the requirement in paragraph 31 of IAS 16 to perform revaluations with sufficient regularity to ensure the carrying amount does not differ materially from the fair value at the end of the reporting period;

    •   Explain to us in detail the process your directors used at December 31, 2009 to review the carrying values of property, plant, and equipment and make any required adjustments;

- Tell us how you considered the disclosure requirements of paragraph 77(c) of IAS 16 with respect to both your independent valuations and your directors' review of carrying values; and

- Tell us how you considered disclosing the carrying amount that would have been recognized had the property, plant and equipment been carried under the cost model rather than the revaluation model pursuant to paragraph 77(e) of IAS 16.

Note 38 Segment Information, page F-44

13.   We note the disclosure beginning in fiscal 2009 that you redefined your operating segments as follows:

- The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

- The marketing of refined products and trading businesses are now included in a new Marketing segment.

Please tell us whether this results from a change in the way you manage your business, and the resulting identification of your operating segments, or if this results from a change in how you aggregate your existing operating segments. To the extent that this represents a new aggregation of existing operating segments, explain to us, in reasonable detail, why you believe aggregation is appropriate. As part of your response, explain to us how you have considered aggregation criteria in paragraph 12 of IFRS 8 and the quantitative threshold guidance in paragraphs 13-19 of IFRS 8. In either event, provide us with a copy of the report reviewed by your CODM for the quarter ended December 31, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). If you have made substantive changes to the CODM reports compared to the quarter ending December 31, 2008, and those changes have impacted your segment reporting, provide copies of the old reports or otherwise explain, in reasonable detail, the changes and how they impact your segment reporting.

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-49

Proved reserve estimate table, page F-50

14.   We note your disclosure on page 55 which specifies that you are subject to a variety of taxation, fees and royalty including a value added tax, consumption tax, a resource tax, a compensatory fee, a royalty fee and a crude oil special gain levy. Please tell us how you classify volumes of oil and natural gas that relate to royalties, in-country home taxes, or

similar items where third parties may have legal ownership of such quantities and/or receive some or all of the economic interests of such volumes. As part of your response, please tell us how you considered disclosing your treatment of such volumes and how they impact your reported reserves and production volumes.

Exhibit 15.1 Degolyer and MacNaughton Report

15.   We note the following disclosure in the penultimate paragraph of the report, which reads, "To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefore." It appears from this statement that conclusions were reached without possessing the requisite information. Therefore, we believe Degolver and MacNaughton should address this limiting language in one of the following ways, as deemed appropriate:

- Remove the referenced sentence;

- Replace the referenced sentence with a new statement which makes clear that in acting as experts for the purposes of the report and their opinion, DeGolyer and MacNaughton is not holding themselves out to be accounting or legal experts.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director